Battle Approved Motors Inc.



ANNUAL REPORT

2801 E. Camelback Road

Phoenix , AZ 85016

(602) 567-2035

BattleApproved.com

This Annual Report is dated April 28, 2022.

BUSINESS

This company has not launched any products yet and is still in its early development phases. The foundation of our core design and test team are Professional off-road racers that drive $200-800k desert race trucks full time for a living. This is what makes us different to everyone else.

Each stage of development will be held at two facilities. We will conduct double blind tests with our test panel. We call them the 39th Division which is made up of 39 of the top fabricators, designers, engineers, welders, and racers across the US.

Each part will be chosen, by a process of elimination from 100's of designs, with off-road tests designed to show differences between market leaders in each price sector. We also will test with both male and female drivers.

Designed by American engineers, built by the best in the business, tested by professional racers, and made in the US. a pretty cool combination. Once we meet and pass all internal testing requirements, they will be battled approved.

All 3 models are currently unavailable at this time. All 3 models are designed in Solid Works, which is a program used to design vehicles.

Battle Approved Motors was founded on March 25, 2018 and formed on February 21, 2019.

The focus on the company's formation was to start with very little debt and work direct with team members who have put countless hours in leading up to this launch, including but not limited to Auto CAD drawings, Solid Works' designs, R&D, and track testings with scaled down prototypes on professional off-road race tracks.

The will be the first high-end custom UTV straight out of the box. The Ultimate Side by Side, being powerful, strong, stylish, and tailored for the weekend warrior and modern family. Our 3 models will tailor to all.

r101 model (0-80 mph in under 4 secs)

s102 model

e103 model

During our prior $1M raise we spent a lot on marketing, including but not limited to social marketing, PR and outreach which helped us have a success round. We also purchased 203 acres of land in Arizona for what we plan to be our first private testing facility.

We are currently continuing to raise money to complete prototyping of the r101 and for further extensive R&D. We will sell them to two key markets; professional racing families and then direct to consumers, like Tesla does.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $242.08
Number of Securities Sold: 24,208,142
Use of proceeds: Founder's shares and initial company share issuances.
Date: February 22, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,068,423.98
Number of Securities Sold: 4,520,395
Use of proceeds: Marketing, Research & Development, Operations, Working Capital
Date: July 26, 2020
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Being pre-revenue, for the fiscal year 2021 we proceeded issuance of common shares ending up with $ compared to fiscal year 2020 of $80,690 . We believe this will continue to rise significantly due to our current marketing efforts. We also believe that the U.S. is the most important market for us to demonstrate success with our off-road Electric UTV.

The Company's equity issuance costs were $ in 2021 compared to fiscal year 2020 of $9,840. Expenses consisting of marketing and design expenses, fees for professional services and legal work, research and development will also increase significantly moving forward. The Company agreed to work with five personnel in 2020, two in design, two in marketing and one in operations.

Historical results and cash flows:

The Company is currently in the research and development, prototype stage and pre-revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we have yet to generate any revenue and do not anticipate doing so until we have completed the building and delivery of our R101 model, which we do not anticipate occurring until mid 2023. Past cash was primarily generated through equity investments. Our goal is to unveil the R101 and to break ground on our private members-only off-road facility by the end of 2023. We may experience significant delays in bringing the R101 to market due to design considerations, technical challenges, material availability, and manufacturing complications.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $376,853.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Chris James Morgans
Amount Owed: $13,892.00
Interest Rate: 0.0%
The company's CEO Chris James used his credit card since inception in 2019 and 2020 to pay for operating expenses. The company is expected to repay its founder once it starts generating enough revenues to operate on its own and make profit. The notes do not bear any interest and

interest expense has not been imputed as it was deemed immaterial. The outstanding balance of this loan as of December 31, 2021, and December 31, 2020 is in the amount of $1,554 and $12,338 and the loan has been classified as current. The outstanding balance of this loan as of December 31, 2021 is in the amount of $13,892.00.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Christopher James Morgans
Christopher James Morgans's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Founder, Chief Executive Officer, Director
Dates of Service: February 21, 2019 - Present
Responsibilities: Overseeing all aspects of the company. Chris' primary focus in the Company. Chris is currently not taking a salary.

Other business experience in the past three years:

Employer: Media Rocka Films / Freestyl3
Title: Producer
Dates of Service: November 05, 2015 - Present
Responsibilities: Research, development, production, editing, and distribution of yearly 90-minute off-road race films.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Christopher James Morgans
Amount and nature of Beneficial ownership: 20,316,372
Percent of class: 70.73

RELATED PARTY TRANSACTIONS

Name of Entity: Chris James Morgans
Relationship to Company: Officer
Nature / amount of interest in the transaction: Chris James Morgans (CEO, Majority owner, founder) lent the company $13,892.00 at 0% interest rate, see details below.
Material Terms: The Company's CEO, Chris James, used his credit card since inception in 2019 to pay for operating expenses. The Company is expected to repay founder once it starts

generating enough revenues to operate on its own and make profit. The notes do not bear any interest and interest expenses have not been imputed as it was deemed immaterial. The outstanding balance of this loan as of December 31, 2021, and December 31, 2020 is in the amount of $1,554 and $12,338 and the loan has been classified as current. The outstanding balance of this loan as of December 31, 2021 is in the amount of $13,892.00.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,222,825 of Common Stock.

Common Stock

The amount of security authorized is 35,000,000 with a total of 28,725,345 outstanding.

Voting Rights

One vote per share. Please see voting rights for securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering common stock shares in the amount of up to $5,000,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our products in the off-road sector are variants on one type of vehicle, providing a product at a sustainable luxury price point. Our revenues are therefore dependent upon the market for Electric UTVs.

We may never have an operational product or service

It is possible that there may never be an operational electric model or that the product may never get to market. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

Our growth projections are based on an assumption that we will be able to successfully launch a race model to help market our consumer models and that they will be able to gain traction in the marketplace. It is possible that our consumer models will fail to gain market acceptance for any number of reasons. If the consumer models fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief

Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will lose your investment. Even if we sell all the common stock we are offering now, the Company will likely need to raise more funds in the future, and if it can't get enough, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Battle Approved Motors Inc was formed on February 21, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Battle Approved Motors Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Battle Approved Motors Inc is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company has trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell products is dependent on outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We have a number of trademarks, copyrights, licenses, internet domain names, and trade secrets. We believe the most valuable component of our intellectual property portfolio will be our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to file patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if these patents are deemed unenforceable, the Company will almost certainly lose any revenue it receives from sublicensees and be unable to enter into additional sublicenses. This would cut off a significant potential revenue stream for the Company. All patents are not created equal and our patent portfolio will likely be weaker in some countries compared to others. Moreover, even though these patents have not been issued, they could be challenged in a variety of ways such that it is possible that the Company will be competing without enforceable intellectual property protection in one or more of these markets. We may be incorrect in our analysis and our future patents could become unenforceable, which could significantly impact the value of your investment. There could be other patents or intellectual property in existence that we could be infringing on or that will prevent us from sublicensing our intellectual property Because our product is mechanical and electrical related to automobiles, there is a large body of prior art disclosing devices similar to ours. Although we have yet to find a patent upon which we believe our products infringe other than the ones for which we have obtained an exclusive license, such a patent could exist either in the United States or abroad. Moreover, it is possible that the holders of patents for other devices that are similar to our product will sue for infringement even if our products do not infringe. It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our operating subsidiary, pay past damages and future sales on our products, and/or reduce the royalty rates for any sublicenses we grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company.

The cost of enforcing our patents could prevent us from enforcing them.

Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our future patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our future patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

This is a new and unproven industry.

The Electric UTV is a new product line that we have recently introduced into the crowded field of outdoor power sports. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. In addition, it is possible that no company will be able to create a new outdoor electric product in this field that generates significant sales, rendering our intellectual property worthless. We have launched a product that overlaps with two growing industries – UTVs and Electric Vehicles. It could be very difficult to persuade a large number of the participants in these industries to try something new and expensive. The Company will only be able to create value if people are persuaded to buy Electric UTVs. This will be a challenge and if we are unsuccessful in achieving significant sales, the value of your investment will depreciate significantly. Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. We are raising up to $1 million in equity in a private placement under Regulation CF to support our marketing and new product development efforts. It is possible that we will not be successful in raising all or part of this private placement and therefore may not have the resources we believe are necessary to execute our marketing and product development plans. This would likely slow our growth rate in 2021 and beyond, causing your investment to become substantially less valuable.

We may face technological challenges.

We may discover that the optimal retail price point for Electric UTVs are below where we can sustainably price our consumer models. That could necessitate the development of new product architecture that could take years to go from concept to product. It is possible that during the development of this next generation of product architecture, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line. Many of our growth assumptions are tied to our ability to deliver a mass consumer product. If we need to develop a completely new product line to meet that requirement, that could create significant delays and adversely impact the value of your investment.

Our current or future products could have a latent design flaw or manufacturing defect.

Although we have done extensive testing and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company. Recalls are an inherent risk in this industry and we expect that there will be additional recalls of electric vehicles in the future.

The nature of the product means there is a high likelihood we will face product liability lawsuits.

We sell a product that requires balance, coordination, and skill to use and enables people to propel themselves at relatively high speeds. Thousands of people are injured or killed every year using automobiles, skateboards, scooters, and other devices that are similar to our Electric UTV. As a result, these industries experience a significant number of product liability lawsuits relating to the safety of their products. As sales and use of our product continue to grow, we expect to face product liability lawsuits from some customers who may be injured while using our products. If our product is shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake a costly product recall, and/or redesign the product. These costs could bankrupt our operating company and its future subsidiaries, which would significantly reduce the value of your investment, although we have never been sued.

We could fail to achieve the growth rate we expect even with additional investments.

We expect to generate a significant amount of growth from the investments we will make into marketing a reduced price product following this offering and the private placement that we are conducting concurrently. However, it is possible that price is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, website design, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. In particular, we will rely on two partners based in the US to assemble our products. A disruption in our partners' operations or at one of our key suppliers could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Developing new products and technologies entails significant risks and uncertainties.

We are currently in the research and development stage and have only conducted tests of smaller prototypes for our intended larger model. Delays or cost overruns in the development and failure to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Our current or future products could have a latent design flaw or manufacturing defect.

Although we have done extensive testing and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company. Recalls are an inherent risk in this industry and we expect that there will be additional recalls of electric vehicles in the future.

Our new products could fail to achieve the sales traction we expect.

Our growth projections are based on an assumption that we will be able to successfully launch a race model to help market our consumer models and that they will be able to gain traction in the marketplace. It is possible that our consumer models will fail to gain market acceptance for any number of reasons. If the consumer models fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We may face technological challenges.

We may discover that the optimal retail price point for Electric UTVs are below where we can sustainably price our consumer models. That could necessitate the development of new product architecture that could take years to go from concept to product. It is possible that during the development of this next generation of product architecture, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line. Many of our growth assumptions are tied to our ability to deliver a mass consumer product. If we need to develop a completely new product line to meet that requirement, that could create significant delays and adversely impact the value of your investment.

The nature of the product means there is a high likelihood we will face product liability lawsuits.

We sell a product that requires balance, coordination, and skill to use and enables people to propel themselves at relatively high speeds. Thousands of people are injured or killed every year using automobiles, skateboards, scooters, and other devices that are similar to our Electric UTV. As a result, these industries experience a significant number of product liability lawsuits relating to the safety of their products. As sales and use of our product continue to grow, we expect to face product liability lawsuits from some customers who may be injured while using our products. If our product is shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake a costly product recall, and/or redesign the product. These costs could bankrupt our operating company and its future subsidiaries, which would significantly reduce the value of your investment, although we have never been sued.

We could fail to achieve the growth rate we expect even with additional investments.

We expect to generate a significant amount of growth from the investments we will make into marketing a reduced price product following this offering and the private placement that we are conducting concurrently. However, it is possible that price is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, website design, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. In particular, we will rely on two partners based in the US to assemble our products. A disruption in our partners' operations or at one of our key suppliers could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We are subject to changes in foreign currency exchange rates.

We may purchase parts from China and Taiwan. As a result, the price we pay for our products in U.S. dollars depends on the exchange rate between the U.S. dollar, China Yuan, and Taiwan dollar. Over the past several years, this exchange rate has had material fluctuations and we expect it will continue to fluctuate. If the U.S. dollar becomes significantly weaker compared to these foreign currencies, and shipment taxes continue to increase, our products will likely cost us more.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We may rely on the timely payment of accounts receivable by our resellers, some of whom may go out of business with debts outstanding to us.

We may extend credit terms to many of our future retail partners in the United States. The retail industry has experienced recent turmoil, including, in particular, specialty retailers across all three of our channels (specialty bicycle, specialty fitness, and specialty running). As a result, it is possible that we are doing business today with retailers that will go out of business in the near future. Moreover, even if they do not go out of business, these retailers could refuse to pay debts owed to us, forcing us to pursue a lengthy legal process to collect these debts. Not only would such a scenario be expensive, but it would greatly delay the collection of cash that we may need to fund our business. The shuttering of a significant number of our retailers could leave us with an unexpected reduction of cash and a diminished ability to sell product in the market. This could curtail our growth and adversely impact the value of your investment.

This is a new and unproven industry.

The Electric UTV is a new product line that we have recently introduced into the crowded field of outdoor power sports. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. In addition, it is possible that no company will be able to create a new outdoor electric product in this field that generates significant sales, rendering our intellectual property worthless. We have launched a product that overlaps with two growing industries – UTVs and Electric Vehicles. It could be very difficult to persuade a large number of the participants in these industries to try something new and expensive. The Company will only be able to create value if people are persuaded to buy Electric UTVs. This will be a challenge and if we are unsuccessful in achieving significant sales, the value of your investment will depreciate significantly. Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. We are raising up to $1 million in equity in a private placement under Regulation CF to support our marketing and new product development efforts. It is possible that we will not be successful in raising all or part of this private placement and therefore may not have the resources we believe are necessary to execute our marketing and product development plans. This would likely slow our growth rate in 2021 and beyond, causing your investment to become substantially less valuable.

There are several potential competitors who are better positioned than we are to take the majority of the market.

The UTV and Electric Vehicle industries are well-developed and highly competitive. There are several large and established manufacturers with the engineering talent, economic resources and manufacturing relationships needed to develop a competitive product. Many of these manufacturers also have well-recognized brand names and established international distribution and retail relationships that could enable them to successfully market and sell a competitive product. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring a product to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and distribution network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a sublicense from us, then the value of your investment would be greatly diminished.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

We are subject to changes in foreign currency exchange rates.

We may purchase parts from China and Taiwan. As a result, the price we pay for our products in

U.S. dollars depends on the exchange rate between the U.S. dollar, China Yuan, and Taiwan dollar. Over the past several years, this exchange rate has had material fluctuations and we expect it will continue to fluctuate. If the U.S. dollar becomes significantly weaker compared to these foreign currencies, and shipment taxes continue to increase, our products will likely cost us more.

We may rely on the timely payment of accounts receivable by our resellers, some of whom may go out of business with debts outstanding to us.

We may extend credit terms too many of our future retail partners in the United States. The retail industry has experienced recent turmoil, including, in particular, specialty retailers across all three of our channels (specialty bicycle, specialty fitness, and specialty running). As a result, it is possible that we are doing business today with retailers that will go out of business in the near future. Moreover, even if they do not go out of business, these retailers could refuse to pay debts owed to us, forcing us to pursue a lengthy legal process to collect these debts. Not only would such a scenario be expensive, but it would greatly delay the collection of cash that we may need to fund our business. The shuttering of a significant number of our retailers could leave us with an unexpected reduction of cash and a diminished ability to sell product in the market. This could curtail our growth and adversely impact the value of your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2022.

Battle Approved Motors Inc.

By   /s/ *Chris James*

        Name: Battle Approved Motors Inc

Title: CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer

Exhibit A

FINANCIAL STATEMENTS

BATTLE APPROVED MOTORS INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2021 AND 2020

(Audited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Battle Approved Motors Inc.
Phoenix, Arizona

Opinion

We have audited the financial statements of Battle Approved Motors Inc., which comprise the balance sheet as of December 31, 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Battle Approved Motors Inc. as of December 31, 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Battle Approved Motors Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Battle Approved Motors Inc.'s ability to continue as a going concern for a reasonable period of time, not to exceed one year beyond the date of the financial statements being audited.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Battle Approved Motors Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Battle Approved Motors Inc.'s ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

April 26, 2021
Los Angeles, California

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	376,853	$	80,690
Other current assets		52,255		-
Total current assets		**429,108**		**80,690**
Land		150,062		-
Total assets	$	**579,169**	$	**80,690**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit cards		13,970		12,338
Shareholder's loan		1,554		6,554
Other current liabilities		1,655		-
Total current liabilities		**17,179**		**18,892**
Loan Payable		-		-
Total liabilities		**17,179**		**18,892**
STOCKHOLDERS EQUITY				
Common Stock		287		255
Additional Paid In Capital (APIC)		908,989		99,195
Equity Issuance Costs		(114,635)		(9,840)
Retained earnings/(Accumulated Deficit)		(232,651)		(27,812)
Total stockholders' equity		**561,990**		**61,798**
Total liabilities and stockholders' equity	$	**579,169**	$	**80,690**

See accompanying notes to financial statements.

December 31,		2021		2020
(USD $ in Dollars)				
Net revenue	$	1,000	$	9,379
Cost of goods sold		-		-
Gross profit		1,000		9,379
Operating expenses				
General and administrative		165,964		18,512
Sales and marketing		39,725		3,044
Total operating expenses		205,689		21,556
Operating income/(loss)		(204,689)		(12,177)
Interest expense		150		1,650
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(204,839)		(13,827)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	(204,839)	$	(13,827)

See accompanying notes to financial statements.

BATTLE APPROVED MOTORS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2021 and 2020

(in , $US)	Common Stock		Additional Paid in	Equity Issuance	Retained earnings/ (Accumulated	Total Shareholders
	Shares	Amount	Capital	Costs	Deficit)	Equity
Balance—December 31, 2019	**24,208,142**	$ **242**	$ **3,703**	**-**	$ **(13,985)**	$ **(10,040)**
Issuance of Common Stock	1,271,284	13	95,492	(9,840)	-	85,665
Net income/(loss)	-	-	-	-	(13,827)	$ (13,827)
Balance—December 31, 2020	25,479,426	$ 255	$ 99,195	(9,840)	$ (27,812)	$ 61,798
Issuance of Common Stock	3,246,530	32	809,794	(104,795)	-	705,031
Net income/(loss)	-	-	-	-	(204,839)	$ (204,839)
Balance—December 31, 2021	**28,725,956**	$ **287**	$ **908,989**	$ **(114,635)**	$ **(232,651)**	$ **561,990**

See accompanying notes to financial statements.

BATTLE APPROVED MOTORS INC.
STATEMENT OF CASH FLOWS

December 31, (USD $ in Dollars)		2021		2020
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(204,839)	$	(13,827)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Other current assets		(52,255)		-
Credit cards		1,632		2,198
Other current liabilities		1,655		-
Net cash provided/(used) by operating activities		**(253,807)**		**(11,628)**
CASH FLOW FROM INVESTING ACTIVITIES				
Capital Expenditures related to Land acquisition		(150,062)		-
Net cash provided/(used) by investing activities		**(150,062)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from issuance of common shares		705,031		85,665
Shareholder' s loan receipt/(repayment)		(5,000)		6,554
Net cash provided/(used) by financing activities		**700,031**		**92,219**
Change in cash		296,163		80,590
Cash—beginning of year		80,690		100
Cash—end of year	$	**376,853**	$	**80,690**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest				
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		-
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Battle Approved Motors Inc was incorporated on February 21, 2019 ("Inception") in the State of Delaware. The financial statements of Battle Approved Motors Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Phoenix, Arizona.

Battle Approved Motors (BAM) is the first high-end custom UTV straight out of the box. Luxury is purely about ownership experience and performance. This Ultimate Side by Side is powerful, strong, stylish, and tailored for the weekend warrior and modern family. Our 3 models (r101, s202, and electric e103) are tailored to all customers.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy.

Income Taxes

Battle Approved Motors Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as "ASC 606"), effective May 24, 2019. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer

- Identification of the performance obligations in the contract

- Determination of the transaction price

- Allocation of the transaction price to the performance obligations in the contract

- Recognition of revenue when, or as, the performance obligations are satisfied

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

The Company will earn revenues from the sale of its Battle Approved Motors.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 26, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DEBT

The company's CEO Chris James used his credit card since inception in 2019 to pay for operating expenses. The company is expected to repay founder once it starts generating enough revenues to operate on its own and make profit. The notes do not bear any interest and interest expense has not been imputed as it was deemed immaterial. The outstanding balance of this loan as of December 31, 2021, and December 31, 2020, is in the amount of $1,554 and $12,338 and has been classified as current.

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company has authorized the issuance of 35,000,000 shares of Common Stock. As of December 31, 2021, and December 31, 2020, 28,725,956 and 25,479,426 shares of our Common Stock have been issued and are outstanding.

StartEngine Raise

During the year, the Company raised $809,827 in connection with a crowdfunding raise through StartEngine. As part of the raise the Company incurred $104,795 of issuance costs thus bringing the net raise to $705,031.

5.   RELATED PARTY

The Company's CEO, Chris James, used his credit card since inception in 2019 to pay for operating expenses. The Company is expected to repay founder once it starts generating enough revenues to operate on its own and make profit. The notes do not bear any interest and interest expenses have not been imputed as it was deemed immaterial. The outstanding balance of this loan as of December 31, 2021, and December 31, 2020 is in the amount of $1,554 and $12,338 and the loan has been classified as current.

6.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (57,928)	$ (3,581)
Valuation Allowance	57,928	3,581
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021 and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	(65,131) $	(3,622)
Valuation Allowance	65,131	3,622
Total Net Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had net operating loss ("NOL") carryforwards of approximately $251,472. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

7.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021 through April 26, 2022, which is the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Chris James, Principal Executive Officer of Battle Approved Motors Inc., hereby certify that the financial statements of Battle Approved Motors Inc. included in this Report are true and complete in all material respects.

Chris James

CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer